UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2018 Commission File No. 001-35932
ARCTURUS THERAPEUTICS LTD.

(Translation of registrant’s name into English)

10628 Science Center Drive, Suite 250 San Diego, California 92121
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Extraordinary General Meeting of Shareholders

On June 15, 2018, Arcturus Therapeutics Ltd. (the “Company”) mailed to its shareholders and posted to the website http://www.cstproxy.com/arcturusrx/2018 the Invitation and Proxy Statement for the Extraordinary General Meeting of the Company’s shareholders, which will be held at the offices of the Company’s U.S. legal counsel, Dentons US LLP, located at 4655 Executive Drive, Suite 700, San Diego, CA 92121, at 10:00 a.m. (Pacific Time) on Thursday, July 5, 2018, to consider, the following:

1.	Approval of an amendment to the Company’s Articles of Association.

2.	Appointment of Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet and Mr. James Barlow as directors to the Board, and approval of their compensation terms.

3.	Approval of the execution of an Agreement and Release by the Company, and the performance of the Company’s obligations thereunder.

4.	Approval of the terms of compensation granted to former Interim President Mr. Mark Herbert.

The invitation and Proxy Statement for the Extraordinary General Meeting is included herewith as Exhibit 99.1. A form of Proxy Card is included herewith as Exhibit 99.2.

Exhibits

99.1	Invitation and Proxy Statement for the Arcturus Therapeutics Ltd. Extraordinary General Meeting of shareholders.

99.2	Form of Proxy Card for the Extraordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

	By:	/s/ Joseph E. Payne
		Name:	Joseph E. Payne
		Title:	Chief Executive Officer

Date: June 15, 2018